# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHEETAH NET SUPPLY CHAIN SERVICE INC., CIK 0001951667
CUSIP: 16307X301
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 8707 RESEARCH DRIVE, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0002107788
Persons authorized to receive notices and communications: Natasha Ovsepyan, 8403 NE 138TH ST, Kirkland, Washington (WA), 98034, 206-412-0554

## Reporting persons
- Takeover Time 2026 LLC (CIK 0002107788): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 1,846,000; shared voting power 0; sole dispositive power 1,846,000; shared dispositive power 0; aggregate amount beneficially owned 1,846,000 (62.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: CHEETAH NET SUPPLY CHAIN SERVICE INC.
Address of issuer's principal executive offices: 8707 RESEARCH DRIVE, IRVINE, California (CA), 92618

## Item 2. Identity and Background
Name of person filing:
Takeover Time 2026 LLC, a Delaware limited liability company. Natasha Ovsepyan is its sole member and managing member.
Residence or business address: 8403 NE 138TH ST, Kirkland WA 98034
Present principal occupation or employment:
Takeover Time 2026 LLC is a Delaware limited liability company engaged in securities investment and related investment activities. Natasha Ovsepyan is the sole owner and Managing Member of
Takeover Time 2026 LLC, whose principal business address is provided in Item 2(b).
Criminal convictions in the last five years:
During the last five years, neither Takeover Time 2026 LLC nor Natasha Ovsepyan has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years:
During the last five years, neither Takeover Time 2026 LLC nor Natasha Ovsepyan has been a party to a civil proceeding described in Item 2(e) of Schedule 13D.
Citizenship:
Takeover Time 2026 LLC: Delaware limited liability company.
Natasha Ovsepyan: United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person purchased 1,846,000 shares for $84,995.46 using personal funds contributed by its sole member, Natasha Ovsepyan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Takeover Time 2026 LLC (the "Reporting Person") beneficially owns 1,846,000 shares, representing approximately 62.45% of the Issuer's Class A common stock based on the Issuer's most recently reported outstanding share count.
In light of this substantial ownership position, the Reporting Person, for now, intends to seek a seat on the Issuer's Board of Directors for its sole owner and managing member, Natasha Ovsepyan.
The Reporting Person requests that the Board promptly contact Ms. Ovsepyan to initiate direct discussions regarding board representation and the appropriate steps to facilitate her participation in the Issuer's governance.
Direct correspondence should be addressed to Natasha Ovsepyan at:
realestate.natashao@gmail.com

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Takeover Time 2026 LLC beneficially owns 1,846,000 shares of the Issuer's Class A common stock, representing approximately 62.45% of the class based on the Issuer's reported 2,955,935 outstanding shares.
Natasha Ovsepyan, as the sole owner and managing member of Takeover Time 2026 LLC, may be deemed to beneficially own the same shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Takeover Time 2026 LLC has sole voting and dispositive power over 1,846,000 shares of the
Issuer's Class A common stock. Natasha Ovsepyan, as the LLC's sole member and managing member, exercises control over these shares.
Transactions in the class effected during the past sixty days: On September 17, 2026, Takeover Time 2026 LLC purchased 1,846,000 shares of Class A common stock for an aggregate purchase price of $84,995.46, at an average price of approximately $0.04604 per share.
Other persons with the right to receive dividends or sale proceeds:
The Reporting Person is entitled to receive dividends and proceeds from the sale of the shares.
Natasha Ovsepyan, as its sole member and managing member, may direct their receipt. No other person has such rights.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as disclosed herein, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

## Signatures
- Takeover Time 2026 LLC: /s/ Natasha Ovsepyan, Natasha Ovsepyan, Managing Member (09/21/2026)